UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. 2)

                     KAPSON SENIOR QUARTERS CORP.
------------------------------------------------------------------------------
                           (Name of Issuer)

                     Common Stock, $.01 par value
------------------------------------------------------------------------------
                    (Title of Class of Securities)

                               485624100
                    ------------------------------
                            (CUSIP Number)

                            Murry N. Gunty
                    Prometheus Senior Quarters LLC
              Lazard Freres Real Estate Investors L.L.C.
                   30 Rockefeller Plaza, 63rd Floor
                          New York, NY 10020
                            (212) 632-6000

                            with a copy to:

                      Jonathan L. Mechanic, Esq.
                   Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                          New York, NY 10004
                            (212) 859-8000
------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communication)

                           October 29, 1997
------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


            If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

            Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             SCHEDULE 13D

CUSIP No. 485624100                          Page 2 of 8 Pages

1   NAME OF REPORTING PERSON                 PROMETHEUS SENIOR QUARTERS LLC
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS



2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

               AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           4,150,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         4,150,000

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,150,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.55%

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                             SCHEDULE 13D

CUSIP No. 485624100                          Page 3 of 8 Pages

1   NAME OF REPORTING PERSON          LAZARD FRERES REAL ESTATE INVESTORS L.L.C.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS



2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

               WC, BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

               NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           4,150,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         4,150,000

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,150,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.55%

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934


ITEM 1.     SECURITY AND ISSUER.

      This Amendment No. 2 ("Amendment No. 2") to the statement on Schedule 13D, dated October 10, 1997 (the "Initial Statement"), as amended by Amendment No. 1 thereto, dated October 14, 1997 ("Amendment No. 1" and together with the Initial Statement, the "Statement"), of Prometheus Senior Quarters LLC ("Prometheus") and Lazard Freres Real Estate Investors L.L.C. ("LFREI" and together with Prometheus, the "Reporting Parties") relates to the common stock, $.01 par value per share (the "Common Stock"), of Kapson Senior Quarters Corp., a Delaware corporation (the "Company"). This Amendment No. 2 supplementally amends the Statement. Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Statement.

      This Amendment No. 2 is being filed by the Reporting Parties to report an amendment and restatement of the Letter Agreement described in and attached as Exhibit 2.4 to the Statement.

ITEM 2.     IDENTITY AND BACKGROUND.

      No change.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      No change.

ITEM 4.     PURPOSE OF TRANSACTION.

      No change.
ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a)   No change.
      (b)   No change.
      (c)   No change.
      (d)   No change.
      (e)   No change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Initial Statement is hereby amended to add the following paragraph at the end thereof.

      The terms of the Letter Agreement were amended and restated in a letter agreement dated October 29, 1997 (the "Amended and Restated Letter Agreement"), which, among other matters, amended certain provisions relating to the termination of that agreement. A copy of the Amended and Restated Letter Agreement is included as Exhibit 2.5 to this Amendment No. 2 and is incorporated herein by this reference. The foregoing description of the Amended and Restated Letter Agreement is qualified in its entirety by reference to such exhibit.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits are filed as part of the Statement and this Amendment No. 2.

            Exhibit 2.1 Stockholders Agreement, dated as of September 30, 1997, by and among Prometheus Senior Quarters LLC and Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan (filed as Exhibit 2.1 to the Initial Statement and incorporated herein by reference).

            Exhibit 2.2 Agreement and Plan of Merger, dated as of September 30, 1997, by and among Prometheus Senior Quarters LLC, Prometheus Acquisition Corp. and Kapson Senior Quarters Corp. (filed as Exhibit 2.2 to the Initial Statement and incorporated herein by reference).

            Exhibit 2.3 Amended and Restated Stockholders Agreement, dated as of October 14, 1997, by and among Prometheus Senior Quarters LLC and Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan (filed as Exhibit 2.3 to Amendment No. 1 and incorporated herein by reference).

            Exhibit 2.4 Letter from Lazard Freres Real Estate Investors, L.L.C. ("LFREI") to the Board of Directors of ARV Assisted Living Inc., dated September 30, 1997, relating to LFREI's investment in Kapson Senior Quarters Corp. (filed as Exhibit 2.4 to Amendment No. 1 and incorporated herein by reference).

            Exhibit 2.5       Letter from Lazard Freres Real
                              Estate Investors L.L.C. ("LFREI") to the
                              Board of Directors of ARV Assisted
                              Living Inc., dated October 29, 1997,
                              amending and restating the terms of the
                              letter agreement, dated September 30,
                              1997, between the same parties.

                               SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 1997
                                    PROMETHEUS SENIOR QUARTERS LLC
                                    By:   Lazard Freres Real Estate Investors
                                          L.L.C., as sole member,

                                    By:     /s/ Robert P. Freeman
                                          ------------------------
                                          Name:  Robert P. Freeman
                                          Title: President

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 1997
                                    LAZARD FRERES REAL ESTATE INVESTORS L.L.C.


                                    By:     /s/ Robert P. Freeman
                                          ------------------------
                                          Name:  Robert P. Freeman
                                          Title: President


                              Schedule I

      The name, business address, and present principal occupation or employment of each of the officers of LFREI are set forth below. Unless otherwise indicated, (i) the business address of each officer is 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.; (ii) each officer is a citizen of the United States; (iii) such person does not have any other principal occupation; (iv) in the last five years, none has been convicted in a criminal proceeding excluding traffic violations or similar misdemeanor; and (v) in the last five years, none has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Name and Present and Principal Occupation:

            Arthur P. Solomon
                  Chairman and Managing Director of LFREI; Director of American Apartment Communities II, Inc. and Atlantic American Properties Trust

            Anthony E. Meyer
                  Senior Vice President and Managing Director of
                  LFREI; Member of partnership committee of DP
                  Operating Partnership LP

            Robert P. Freeman
                  President and Managing Director of LFREI; Director of American Apartment Communities II, Inc., Commonwealth Atlantic Properties Inc. and Atlantic American Properties Trust

            Klaus P. Kretschmann
                  Senior Vice President of LFREI; Director of American Apartment Communities II, Inc.

            Murry N. Gunty
                  Vice President of LFREI; Director of Atlantic
                  American Properties Trust Communities II, Inc.

            Thomas M. Mulroy
                  Vice President of LFREI

            Lorenzo L. Lorenzotti
                  Secretary of LFREI